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SF | :OMMISSION

08029768

19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                                mm/dd/yy   mm/dd/yy

---

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Employee Benefits Investment Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____3161 St. Johns Bluff Road South, Suite 4_____
                                  (No. and Street)

___Jacksonville___   ___FL___   ___32246___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Arthur Troncoso_____904-928-3550_____
                                                      (Area Code-Telephone No.)

OFFICIAL USE ONLY

Mail Processing Section

FEB 28 2008

Washington, DC
102

B. ACCOUNTANT IDENTIFICATION

INDEPNDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

___Sellers, Colette Corliss- C.P.A.___ For Firm: Colette M. Corliss, C.P.A., P.A._____
                        (Name – *of individual, state, last, first, middle name*)

___1903 North Third Street_____ Jacksonville Beach,_____ FL_____ _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Assistant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 28 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ____Arthur Troncoso_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Employee Benefits Investment Group, Inc._____, as of __December 31,__2007_____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

TANYA M. CALZONE
MY COMMISSION # DD317158
EXPIRES: May 06, 2008
1-800-3-NOTARY   FL Notary Discount Assoc. Co.

_____
Notary Public

This report ** contains (Check all applicable boxes):
- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirement s Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath of Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: _____

Name: _ARTHUR B. FRANCOSO_____

(By Firm's FINOP or President)

Title: _PRESIDENT_____ Date: 2/27/08



EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

Financial Report

December 31, 2007

Colette M. Corliss, CPA, P.A.
Certified Public Accountant
1903 North Third Street
Jacksonville Beach, Florida 32250

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

CONTENTS

Colette M. Corliss, CPA, P.A.
Certified Public Accountant



Colette M. Corliss, CPA, P.A.

1903 North Third Street
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Employee Benefits Investment Group, Inc.
Jacksonville, Florida

I have audited the balance sheet of Employee Benefits Investment Group, Inc. (the Company) as of December 31, 2007, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Benefits Investment Group, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not required for the Company) is presented for purposes on additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 26, 2008

Member of the Florida Institute of Certified Public Accountants
Member of the National Association of Certified Valuation Analysts

1

Employee Benefits Investment Group, Inc.

Balance Sheet
December 31, 2007

	2007
ASSETS	
Current Assets	
Cash in bank	$66,384
Accounts receivable	14,192
Total Current Assets	80,576
Fixed Assets	
Furniture and equipment	9,204
Accumulated depreciation	(7,234)
Total fixed assets	1,970
Total Assets	$82,546
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilitiies	
Payroll taxes payable	$1,172
Commissions and other payables	11,441
Total current liabilities	12,613
Shareholders Equity	
Common stock, no par value	
10,000 shares authorized, issued and outstanding	
Additional paid in capital	51,195
Retained Earnings	18,738
Total Shareholders' Equity	69,933
Total Liabilities and Shareholders' Equity	$82,546

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Income and Retained Earnings
For the Year Ended December 31, 2007

	2007
Income	
Commissions and fees	$ 234,914
Cost of sales: Comission expense	124,333
Gross profit	110,581
Expenses	
Salaries and payroll taxes - officer and staff	27,111
Advertising	50
Continuing education	785
Contributions and gifts	127
Depreciation	759
Dues & subscriptions	3,127
Equipment lease	8,555
Insurance	6,053
Audit and accounting	6,115
Licenses	317
Meals and travel	3,793
Outside services	-
Postage and mailing	7,598
Printing	3,279
Regulatory fees	7,199
Rent - office	7,188
Repairs and maintenance	2,170
Software license & usage	3,765
Supplies and office expense	3,883
Telephone and communications	6,328
Total operating expenses	98,202
Operating Results	12,379
NASD Consolidation refund	35,000
Gain or (loss)on sale of assets	222
Other Income and expense	35,222
Net Earnings	$ 47,601
Retained Earnings - Beginning of Year	$ (16,518)
Distribution to shareholder	(12,345)
Retained Earnings - End of Year	$ 18,738

See accompanying notes and independent auditor's report.

3

Employee Benefits Investment Group, Inc.

Statement Of Cash Flows
For the Year Ended December 31, 2007

	2007
Cash Flows from Operating Activities	
Net income	$47,601
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	759
Gain on sale of asset	(222)
(Increase) decrease in accounts receivable	(3,495)
(Decrease) increase in accounts payable	3,113
Net cash provided (used) by operating activities	47,756
Cash Flows from Investing Activities	
Disposal of equipment	350
Purchases of equipment	(449)
Net cash provided (used) by investing activities	(99)
Cash Flows from Financing Activities:	
Distribution to shareholder	(12,345)
Net cash provided (used) by financing activities	(12,345)
Increase in cash	35,312
Cash and cash equivalents at beginning of year	31,072
Cash and cash equivalents at end of year	$66,384
Supplemental Disclosure Of Cash Payments Made For:	
Interest paid	$ -

Employee Benefits Investment Group, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2007

| | Common Stock | | Additional Paid-in | Retained | Shareholders' |
	# Shares	Amount	Capital	Earnings	equity
Balances at					
January 1, 2007, No par value	10,000	$ -	$ 51,195	$ (16,518)	$ 34,677
		-			-
Net income				47,601	47,601
Purchases of					
common shares			-		-
Sub total			51,195	31,083	82,278
Distribution to					
shareholder				(12,345)	(12,345)
Balance at December 31, 2006	10,000	$ -	$ 51,195	$ 18,738	$ 69,933

Note 1 – Organization and Nature of Business

Employee Benefits Investment Group, Inc. (EBIG) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges, the National Association of Securities Dealers (NASD) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated under the laws of the State of Florida in on April 20, 2000 and is licensed to do business in Florida and sixteen other states. EBIG's customer base mainly is comprised of civil service and military personnel. The company does not carry security accounts for customers or perform custodial functions relating to customer securities at this time.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule.

Concentrations of Credit Risk

Concentrations of risk with respect to sales income were moderately low in 2007. The Company's customer base during the year and the customers' dispersion across stable industries lessened the risk. Employee Benefits Investment Group, Inc. receives payment from large established mutual fund firms and credit worthy insurance companies within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Property and Equipment

Property and equipment items are stated at the lower of cost or fair value on the date usage began. Expenditures for maintenance and repairs are charged to expense as incurred. Improvements that extend the useful life of property and equipment are capitalized. Depreciation is computed using straight-line methods over useful lives of five years for furniture, fixtures, and equipment.

Income Taxes

Employee Benefits Investment Group, Inc. is a Sub-chapter S corporation; therefore there is no provision for income taxes. Income is passed through to the shareholder and taxes are paid at the appropriate individual taxpayer rates.

Note 2 – (continued)

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days, that are not held for sale in the ordinary course of business.

Note 3 – Commissions Receivable/Payable

Amounts receivable for commissions to EBIG and commissions payable to EGIB representatives at December 31, 2007, consist of the following:

	Receivable	Payable
Fees and commissions	$14,192	$11,441

Note 4 - Schedule of Fixed Assets and Accumulated Depreciation

Property and equipment are summarized by major classifications as follows:

	2007
Furniture and equipment	$6,639
Office equipment	2,565
Total property and equipment	9,204
Less accumulated depreciation	(7,234)
	$1,970

Note 5 - Leasing Arrangements

The Company conducts its operations from leased facilities for a term of one year, ending on November 30, 2008. The annual base amount of rent is $14,059 and there is an option to renew with a three percent escalation clause.

The Company has leased a copier for a term of 36 months, beginning on November 1, 2004. The monthly payment is $110 per month. The lease was not renewed during the year.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed fifteen to one during the second year and each succeeding year in business. The Company's AI ratio to net capital was .19 to 1.00, or $66,701 in excess of that requirement. At December 31, 2007, the Company had net capital of $67,963 which was $62,963 in excess of the required net capital of $5,000.

Note 7 – Reconciliation of Net Capital to the FOCUS report

A reconciliation of the computation of Net Capital under Rule 15c3-3 between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report was performed. The audited computation was equal to the unaudited computation on the FOCUS. The audited computation is presented in the supplementary information in Schedule I.

Note 8 – Exemption from rule 15c3-3

As explained in the independent auditor's report on Internal Control, the Company is claiming an Exemption from SEC Rule 15c3-3. Therefore, the schedules usually required with the audit report have not been included (i.e.: Schedules II & III), as they are not applicable to the Company's operations. Schedule IV has been omitted because the Company does not trade on any Commodity Exchanges.

SUPPLEMENTARY INFORMATION

**Pursuant to Rule 17a-5 of the
Securities and Exchange Act of 1934**

As of December 31, 2007

Employee Benefits Investment Group, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of December 31, 2007

		2007
Total shareholders' equity		$69,933
Deduct shareholders' equity not allowable for net capital		0
Total shareholders' equity qualified for net capital		69,933
Deductions for nonallowable assets:		
Furniture and equipment	1,970	
Other assets	0	
		1,970
Net Capital		$67,963
Aggregate indebtedness (AI)		
Current liabilities		12,613
Total aggregate indebtedness		$12,613
Computation of basic net capital requirement, greater of:		
1] Minimum net capital required (=AI * 6 $\frac{2}{3}$%) :		
Company		$840
2] Minimum net capital requirement of reporting broker		$5,000
Excess net capital		$62,963
Excess net capital at 1,000% of AI		$66,702
Ratio: Aggregate indebtedness to net capital		19%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$67,963
Audit adjustment to record accounts receivable - to extent of commissions payable		12,613
Audit adjustment to record accrued commissions payable		(12,613)
Net capital computed above		$67,963

 **Colette M. Corliss, CPA, P.A.**

1903 North Third Street
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Directors
Employee Benefits Investment Group, Inc.
Jacksonville, Florida

In planning and performing my audit of the financial statements of Employee Benefits Investment Group, Inc. (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additions objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

Member of the Florida Institute of Certified Public Accountants
Member of the National Association of Certified Valuation Analysts

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 26, 2008



END